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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13A-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                           For The Month of July, 2003

                         Commission File Number 0-27298

                        BE SEMICONDUCTOR INDUSTRIES N.V.
                 (Translation of Registrant's Name Into English)


                                  Marconilaan 4
                                 5151 DR Drunen
                                 The Netherlands
                    (Address of Principle Executive Offices)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                            Form 20-F X        Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes ___     No X


        (IF "YES" IS MARKED, INDICATE BELOW THE FILE NUMBER ASSIGNED TO THE
         REGISTRANT IN CONNECTION WITH RULE 12g3-2(b) : 82-_______.)
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      BE Semiconductor Industries N.V. (the "Company") is filing a press release dated July 22, 2003 which announced its second quarter 2003 results. A copy of the press release is attached hereto as Exhibit 99.1.

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Exhibits
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
99.1              Press Release
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      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              BE SEMICONDUCTOR INDUSTRIES N.V.


                              By: /s/ Richard W. Blickman
                                 ---------------------------------
                                 Name:  Richard W. Blickman
                                 Title: President and Chief Executive Officer
                                 Date:  August 29, 2003
                                        --------------------------